HARRY S. PANGAS

DIRECT LINE: 202.383.0805

E-mail: harry.pangas@sutherland.com

December 9, 2014

Mr. Dominic Minore

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Alcentra Capital Corporation Registration Statement on Form N-2 File No. 333-199622

Dear Mr. Minore:

On behalf of Alcentra Capital Corporation (the “Company”), set forth below is the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on November 26, 2014, regarding the Company’s registration statement on Form N-2 as filed with the SEC on October 27, 2014 (the “Registration Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the prospectus are indicated in the Company’s responses set forth below, such revisions have been included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”) filed concurrently herewith.

Prospectus

1.	Please update the information contained in the prospectus to the most recent date practicable.

RESPONSE: The Company has revised the disclosure throughout the prospectus accordingly.

Outside Front Cover

2.	Expand the second paragraph to disclose that, under normal circumstances, no principal will be repaid on the Notes prior to their maturity date.

RESPONSE: The Company has revised the disclosure accordingly.

ATLANTA	AUSTIN	GENEVA	HOUSTON	LONDON	NEW YORK	SACRAMENTO	WASHINGTON D.C.

Mr. Dominic Minore

Securities and Exchange Commission

December 9, 2014

3.	In the first sentence of the third paragraph, please change the phrase “or equal” to the phrase “meaning equal in right of payment” if the latter more accurately reflects the relative status of the Notes.

RESPONSE: The Company has revised the disclosure accordingly.

4.	In the third paragraph, clarify, if true, that the Company currently has no outstanding debt that is subordinated to the Notes. Further disclose whether there is a current intention to issue indebtedness that expressly provides that it is subordinated to the Notes. Also, briefly disclose what is meant by "effectively subordinated" and "structurally subordinated" and how such subordination affects the rights and priorities of the holders of the Notes. In this regard, succinctly highlight the related risk factor disclosure appearing on pages 44 and 45.

RESPONSE: The Company has revised the disclosure accordingly.

5.	Expand the information contained in the seventh paragraph to disclose in bold face type that substantially all of the Company’s debt investments may not pay down principal during their lifetime, which could result in a substantial loss to the Company if the portfolio company is unable to refinance or repay the debt at maturity. Additionally, disclose, a substantial amount of the Company’s debt investments pay payment-in-kind interest which potentially creates negative amortization on a loan resulting in a borrower owing more at the end of the term of a loan than what it owed when the loan was initially originated. Further disclose that a material amount have interest reset provisions debt investments may make it more difficult for the borrowers to make debt repayments to the Company.

RESPONSE: The Company has revised the disclosure accordingly.

6.	Revise the fourth sentence of the seventh paragraph, to clarify that non-investment grade debt is both “high yield” and “junk.”

RESPONSE: The Company has revised the disclosure accordingly.

7.	Please present the Risk Factor cross-reference in a stand-alone paragraph that immediately follows the seventh paragraph.

RESPONSE: The Company has revised the disclosure accordingly.

Portfolio Composition (page 1)

8.	Clarify that the weighted average yield percentage amount identified in the second paragraph, is not the same as a return on an investment in the Company but, rather, relates to a portion of the Company’s investment portfolio and is calculated before the payment of all of the Company’s and its subsidiaries fees and expenses. Also briefly explain, in plain English what “effective interest rates” are and how they differ from cash payment of interest. Further, explain the significance of “gross or cash yields,” referred to in the last sentence, in the context of the information presented in the second paragraph.

Mr. Dominic Minore

Securities and Exchange Commission

December 9, 2014

RESPONSE: The Company has revised the disclosure accordingly.

Summary Risk Factors (page 9)

9.	The last five bullet point risk factors should be moved to the beginning of the “Summary Risk Factors” presentation

RESPONSE: The Company has revised the disclosure accordingly.

Specific Terms of the Notes and the Offering (page 11)

10.	In the first paragraph, delete the cross-reference to the Indenture and instead include in the prospectus the applicable definitions appearing in the Indenture that correspond to the “capitalized terms used in this prospectus.”

RESPONSE: The Company has revised the disclosure accordingly.

Ranking of the Notes (page 12)

11.	Expand the first, third and fourth bullets to specify the approximate aggregate dollar amount, as of the date of the Note offering, to which the Notes will be, respectively, "pari passu," "effectively subordinated," and "structurally subordinated" to existing indebtedness.

RESPONSE: The Company has revised the disclosure accordingly.

12.	Highlight what is meant by "effectively subordinated" and "structurally subordinated" and how such subordination affects the rights and priorities of the holders of the Notes.

RESPONSE: The Company has revised the disclosure accordingly.

13.	In the second bullet, disclose, if true, that currently none of the company's indebtedness is currently subordinated to the Notes. Also disclose whether there is a current intention to issue indebtedness that expressly provides that it is subordinated to the Notes.

RESPONSE: The Company has revised the disclosure accordingly.

Optional Redemption (page 12)

Mr. Dominic Minore

Securities and Exchange Commission

December 9, 2014

14.	Clarify whether the limitations identified in the first sentence of the second paragraph apply even when the Notes are listed for trading on exchange and, if so, explain the scope of such limitations.

RESPONSE: The Company advises the Staff that the Company has revised the disclosure to state that the Notes will not be listed on an exchange. In this regard, we have added the risk factor titled “We cannot assure that a trading market for your Notes will ever develop or be maintained.” Because the Notes will not be listed on an exchange, the Company does not believe the additional disclosure is needed.

15.	Clarify that, in the event of a partial redemption, the "new Note or Notes" issued will have the same terms as the old Note that was redeemed in part, with the exception that the principal amount will be reduced by the redemption amount.

RESPONSE: The Company has revised the disclosure accordingly.

Sinking Fund (page 13)

16.	Disclose the significance of the statement “the Notes will not be subject to any sinking fund;” for example, explain that no amounts will be set aside for the express purpose of repayment of principal and any unpaid interest on the Notes, and that repayment of the Notes will depend upon the financial condition of the Company and its subsidiaries as of the maturity date of the Notes.

RESPONSE: The Company has revised the disclosure accordingly.

Other Covenants (page 13)

17.	In light of the “Risk Factors” disclosure, particularly the disclosure appearing under "The indenture under which the Notes will be issued contains limited protection for holders of the Notes" beginning on page 45, it appears that the covenants highlighted in this section do not afford much in the way of protection to holders of the Notes. Accordingly, the “Other Covenants” section on page 13 should be expanded to provide a more balanced presentation that also highlights the limited protection afforded the holders of the Notes. Additionally, the “Ranking of the Notes” section on page 12 should be similarly expanded to highlight, in plain English, the applicable material matters described in the aforementioned risk factor, and also to clarify their potential consequent effect.

RESPONSE: The Company has revised the disclosure accordingly.

18.	Expand the last bullet to identify the limited circumstances that would trigger the covenant described therein. Also clarify whether any of the other information and reports required of a company that is subject to the requirements of Section 13 or 15(d) of the Exchange Act would nonetheless be provided to holders of the Notes and the Trustee during the period of time that the Note are outstanding but where the Company is not subject to those Exchange Act provisions.

Mr. Dominic Minore

Securities and Exchange Commission

December 9, 2014

RESPONSE: The Company has revised the disclosure accordingly. The Company advises the Staff that the indenture that will govern the Notes provides that in the event that the Company is no longer subject to the requirements of Section 13 or 15(d) that the Company will file with the Trustee and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 of the Securities Exchange Act of 1934 in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations.

Further Issuance (page 15)

19.	Clarify that the further issuances of additional debt securities may occur while the Notes remain unpaid. Also disclose that the Company and its subsidiaries may incur additional substantial amounts of debt and other liabilities not subject to an indenture.

RESPONSE: The Company has revised the disclosure accordingly.

Use of Proceeds (page 49)

20.	In the first sentence of the second paragraph, it appears that reference to “the sale of the shares” instead should be to the “sale of the Notes.”

RESPONSE: The Company has revised the disclosure accordingly.

21.	The disclosure contained in the second paragraph also identifies the repayment of the outstanding indebtedness under the Credit Facility as one of the uses of the net proceeds from the sale. Expand the disclosure to specify the amount of net proceeds that will be used for this purpose.

RESPONSE: The Company has revised the disclosure accordingly.

22.	Additionally, the disclosure states that “certain of the underwriters and/or their affiliates are lenders under our Credit Facility and may receive a portion of the net proceeds from this offering.” In your response letter, please explain whether any of these underwriters or their affiliates is a principal underwriter, as defined in section 2(a)(29) of the Investment Company Act of 1940 (the “ICA”). Furthermore, the disclosure appearing on page 74 states that all of the Company’s portfolio securities have been pledged as collateral under the Credit Facility. The staff has previously taken the position that a pledge of securities can be tantamount to a “sale” of securities. See United Services Funds (pub. avail. Apr. 23, 1993). In this regard, if a principal underwriter, as defined in section 2(a)(29) of the ICA, or a control affiliate of a principal underwriter, has the ability to seize the pledged assets, then the pledge of assets is the equivalent of a sale of the Company’s assets to a person described in section 57(b) of the ICA in violation of section 57(a)(2) of the ICA. Similarly, the issuance of the Notes and the use of the offering proceeds to pay the aforementioned persons might be a joint transaction prohibited by section 57(a)(4) of the ICA and rule 17d-1 thereunder. Please explain why the Notes offering does not raise the issues described above under section 57of the ICA.

Mr. Dominic Minore

Securities and Exchange Commission

December 9, 2014

RESPONSE: The Company advises the Staff that none of the underwriters involved in the offering of the Notes, nor any affiliate of any such underwriter, is a lender under the Credit Facility. In light of these facts, the Company has revised the disclosure accordingly to remove the language referenced in the Staff’s comment.

Portfolio Companies (page 73)

23.	Disclose in plain English the characteristics of the investments that are identified as “Units.”

RESPONSE: The Company has revised the disclosure accordingly.

24.	Reference is made to the investments listed under the “Type of Investment” column. For each investment whose interest rate is identified, either as [ ]% “Cash” and/or [ ]% “PIK,” clarify the extent to which the interest payment obligations have been satisfied whenever such is accompanied by a footnote (4) “non-income producing security” designation.

RESPONSE: The Company advises the Staff that these investments were erroneously accompanied by footnote (4). None of these investments should have been labeled a “non-income producing security.” After updating the Portfolio Companies table with information as of the quarter ended September 30, 2014, there are no such investments accompanies by a footnote (4) designation.

25.	For each portfolio company in which the Company’s investment constitutes five percent or more of the Company’s assets, please confirm in your response letter that the description of the portfolio company’s business comports with the level of detail consistent with the guidelines set forth in Instruction 2 to Item 8.6 of Form N-2. In the alternative, expand each description as appropriate.

RESPONSE: The Company has revised the disclosure accordingly.

Qualifying Assets (page 118)

26.	Please complete the description contained in the fifth enumerated principal category of qualifying assets that appears on page 119.

RESPONSE: The Company has revised the disclosure accordingly.

*           *           *

Mr. Dominic Minore

Securities and Exchange Commission

December 9, 2014

Should you have any questions regarding this letter, please contact me at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas

HSP/gth

cc:	Steven B. Boehm, Esq.